SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated December 18, 2009

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1361136	December 15, 2009

09047533

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RECEIVED 2009 DEC -30 A 6: 39

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	09:01 15-Dec-2009
Number	HUG1361136

SEC File No. 82-34751

SEC Mail Processing Section
DEC 3 0 2009
Washington, DC
110

Holding(s) in Company

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A. and its group of companies

4. Full name of shareholder(s) (if different from 3):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

13 December 2009

6. Date on which issuer notified:

14 December 2009

7. Threshold(s) that is/are crossed or reached:

Decrease in total holdings from 5.22% to 4.998%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares 241854

Situation previous to the Resulting situation after the triggering transaction

Number of shares 23,394,304

Number of Voting Rights 23,394,304

Resulting situation after the triggering transaction

Number of shares Direct 223,240

Number of voting rights Direct 223,240

Number of voting rights Indirect 22,173,559

% of voting rights Direct 0.05

% of voting rights Indirect 4.95

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted

% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Exercise price

Expiration date

Exercise/ Conversion Period

Number of voting rights instrument refers to

% of voting rights

Nominal

Delta

Total (A+B+C)

Number of voting rights 22,396,799

% of voting rights 5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares		% of issued share capital
AXA IM UK Direct	223,240		0.04982
AXA IM UK Indirect	22,129,559		4.93828
AXA Rosenberg Indirect	44,000		0.00982
Total Direct		223,240	0.04982
Total Indirect		22,173,559	4.94810
Total		23,396,799	4.99791

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Kyere Tabiri

15. Contact telephone number: 020 7003 1510

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

15 December 2009

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This announcement was originally distributed by Hugin. The issuer is

solely responsible for the content of this announcement.

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